Exhibit 4(a)
DESCRIPTION OF KIMBALL INTERNATIONAL, INC.’S
SECURITIES REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a brief description of the Class B Common Stock, $0.05 par value per share (the “Class B Common Stock”), of Kimball International, Inc. (the “Company”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
General
The Company’s authorized capital stock consists of 150,000,000 shares, which are divided into 100,000,000 shares of Class B Common Stock and 50,000,000 shares of Class A Common Stock, par value $0.05 per share (the “Class A Common Stock”). As of August 24, 2020, the Company had 36,780,147 shares of Class B Common Stock and 193,162 shares of Class A Common Stock outstanding.
The Class B Common Stock is traded on the Nasdaq Global Select Market under the trading symbol “KBAL.” The Class A Common Stock is not publicly traded and is not registered under Section 12 of the Exchange Act; however, any record holder of shares of Class A Common Stock is entitled, at any time or from time to time, to convert any or all of such shares held by such holder into the same number of shares of Class B Common Stock. The shares of Class A and Class B are equal in voting rights, with the only difference being that Class A Common Stock is not publicly traded or registered, as referenced above. The transfer agent for the Class B Common Stock is Broadridge Corporate Issuer Solutions, Inc.
The following description summarizes selected information regarding the Company’s Class B Common Stock, as well as relevant provisions of (i) the Company’s Amended and Restated Articles of Incorporation, as currently in effect (the “Articles”), (ii) the Company’s Restated By-Laws, as currently in effect (the “By-Laws”), and (iii) the Indiana Business Corporation Law (the “IBCL”). The following summary description of the Class B Common Stock is qualified in its entirety by reference to the provisions of the Company’s Articles and By-Laws, copies of which have been filed as exhibits to the Company’s periodic reports under the Exchange Act, and the applicable provisions of the IBCL.
Class B Common Stock
Voting Rights. The holders of shares of Class B Common Stock are entitled to one vote per share on all matters requiring the vote of shareholders. All holders of shares of Class B Common Stock and Class A Common Stock will vote as a single class, except as otherwise required by applicable law, on all matters submitted to a vote of the Company’s shareholders. The express terms and provisions of the Class B Common Stock may not be changed without the affirmative vote of the holders of at least a majority of the issued and outstanding shares of the Class B Common Stock.
Dividends. The holders of Class B Common Stock and Class A Common Stock are entitled to receive, when and as declared by the Company’s Board of Directors, from funds lawfully available for the payment of dividends, all dividends payable in cash or other property of the Company. For this purpose, Class B Common Stock and Class A Common Stock are considered as one class, and the holders thereof are entitled to participate ratably, share for share, and without preference of either class over the other, in all dividends so declared and paid. No stock dividend may be declared or paid on the outstanding shares of Class B Common Stock unless payable in shares of that class, and no stock dividend may be declared or paid on the outstanding shares of Class B Common Stock unless, at the same time, a stock dividend, at the same rate, is declared and paid on the outstanding shares of the Class A Common Stock, payable in shares of that class.
Liquidation. Upon voluntary or involuntary dissolution of the Company, after payment or provision for payment of all of the Company’s obligations, the holders of the Class B Common Stock and Class A Common Stock are entitled to participate equally per share in all distributions of the Company’s assets.

Conversion Rights. Although any record holder of shares of Class A Common Stock is entitled, at any time or from time to time, to convert any or all of such shares held by such holder into the same number of shares of Class B Common Stock, holders of Class B Common Stock are not entitled, based upon the terms of the Class B Common Stock, to convert shares of Class B Common Stock into shares of Class A Common Stock.
Preemptive, subscription and cumulative voting rights, redemption and sinking fund provisions and similar rights. The holders of Class B Common Stock are not entitled to preemptive or subscription rights, they do not have cumulative voting rights with respect to the election of directors, and there are no redemption or sinking fund provisions applicable to Class B Common Stock. The holders of Class B Common Stock are not subject to further calls or assessments by the Company.
Anti-Takeover Effects of Provisions of the Company’s Articles, By-Laws and the IBCL
Under certain circumstances, certain provisions of the Company’s Articles and By-Laws and certain provisions of the IBCL may render more difficult, or may discourage, a merger, a tender offer, a proxy contest, or the assumption of control of the Company by a holder of a large block of the Company’s stock or other person, or the removal of incumbent management, even if such actions may be beneficial to the Company’s shareholders generally.
Meetings of Shareholders. Under Chapter 29 of the IBCL, any action required to be taken by the Company’s shareholders may be effected only at an annual meeting or special meeting of shareholders, and shareholders may act in lieu of such meetings only by unanimous written consent. The Company’s By-Laws provide that special meetings of shareholders may be called only by the Company’s Board of Directors. Holders of the Company’s Class B Common Stock are not permitted to call a special meeting of shareholders or to require that the Company’s Board of Directors call a special meeting of shareholders.
The Company’s By-Laws also establish an advance notice procedure for the nomination, other than by or at the direction of the Company’s Board of Directors, of candidates for election as directors as well as for other shareholder proposals to be considered at annual meetings of shareholders. In general, notice of intent to nominate a director or raise business at such meetings must be delivered to the Company not less than 90 days nor more than 110 days prior to the first anniversary of the preceding year’s annual meeting and must contain certain specified information concerning the person to be nominated or the matters to be brought before the meeting and concerning the shareholder submitting the proposal.
Amendment of By-Laws. The Company’s Articles and By-Laws provide that the Company’s Board of Directors has the exclusive authority to make, alter, amend or repeal the Company’s By-Laws.
Control Share Acquisitions. Under Chapter 42 of the IBCL, an acquiring person or group who makes a “control share acquisition” in an “issuing public corporation” may not exercise voting rights on any “control shares” unless these voting rights are conferred by a majority vote of the disinterested shareholders of the issuing public corporation at a special meeting of those shareholders held upon the request and at the expense of the acquiring person. If control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters’ rights to receive the fair value of their shares pursuant to Chapter 44 of the IBCL.
Under the IBCL, “control shares” means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges:

One-fifth or more but less than one-third;
One-third or more but less than a majority; or
A majority or more.
“Control share acquisition” means, subject to specified exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. For the purposes of determining whether an acquisition constitutes a control share acquisition, shares acquired within 90 days or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition. “Issuing public corporation” means a corporation which has (i) 100 or more shareholders, (ii) its principal place of business or its principal office in Indiana, or that owns or controls assets within Indiana having a fair market value of greater than $1,000,000, and (iii) (A) more than 10% of its shareholders resident in Indiana, (B) more than 10% of its shares owned of record or owned beneficially by Indiana residents, or (C) 1,000 shareholders resident in Indiana.
The above provisions do not apply if, before a control share acquisition is made, the corporation’s articles of incorporation or by-laws, including a by-law adopted by the corporation’s board of directors, provide that they do not apply. The Company’s By-Laws provide that the Company is subject to the provisions of Chapter 42. In addition, the Company’s By-Laws provide that any control shares acquired in a control share acquisition may be redeemed by the Company for fair value during specified time periods if either no acquiring person statement is filed with the Company in accordance with Chapter 42 or the control shares are not accorded full voting rights by the Company’s shareholders.
Certain Business Combinations. Chapter 43 of the IBCL restricts the ability of a “resident domestic corporation” to engage in any business combinations with an “interested shareholder” for five years after the date the interested shareholder became such, unless the business combination or the purchase of shares by the interested shareholder on the interested shareholder’s share acquisition date is approved by the board of directors of the resident domestic corporation before the interested shareholder’s share acquisition date. If the business combination was not previously approved, the interested shareholder may effect a business combination after the five-year period only if that shareholder receives approval from a majority of the disinterested shareholders or the offer meets specified fair price criteria.
For purposes of the above provisions, “resident domestic corporation” means an Indiana corporation that has 100 or more shareholders. “Interested shareholder” means any person, other than the resident domestic corporation or its subsidiaries, who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (2) an affiliate or associate of the resident domestic corporation, which at any time within the five-year period immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation.
The definition of “beneficial owner” for purposes of Chapter 43, means a person who, directly or indirectly, has the right to acquire or vote the subject shares (excluding voting rights under revocable proxies made in accordance with federal law), has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of the subject shares, or holds any “derivative instrument” that includes the opportunity to profit or share in any profit derived from any increase in the value of the subject shares.
The above provisions do not apply to corporations that elect not to be subject to Chapter 43 in an amendment to their articles of incorporation approved by a majority of the disinterested shareholders. That amendment, however, cannot become effective until 18 months after its passage and would apply only to share acquisitions occurring after its effective date. The Company’s Articles do not include an election not to be subject to Chapter 43.
Mandatory Classified Board of Directors. Under Chapter 33 of the IBCL, a corporation with a class of voting shares registered with the U.S. Securities Exchange and Commission under Section 12 of the Exchange Act must have a classified board of directors unless the corporation adopts a by-law expressly electing not to be governed by this provision by the later of July 31, 2009 or 30 days after the corporation’s voting shares are registered under Section 12 of the Exchange Act. The Company’s By-Laws do not contain a provision electing not to be subject to this mandatory requirement. The Company’s Board of Directors is divided into three classes, with each director serving for a term ending on the date of the third annual meeting following the annual meeting in which such director was elected.